EXHIBIT 99.1

Volvo sells its shares in Bilia

GOTEBORG, Sweden, May 14, 2004 (PRIMEZONE) -- AB Volvo today sold all of its shares in Bilia, a total of 588,938 shares, corresponding to 2.3% of the votes and 2.3*% of the share capital.

The sale was at a price of SEK 90 per share and results in a capital gain for Volvo of SEK 28 M. Through the sale, Volvo fulfilled its undertaking from last year to sell the shares that were surplus after Volvo had acquired Bilia's truck and construction equipment operations.

For further information, please contact Marten Wikforss, +46 31 66 11 27, +46 705 59 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 76,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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The following files are available for download:

http://www.waymaker.net/bitonline/2004/05/14/20040514BIT20640/wkr0001.pdf

http://www.waymaker.net/bitonline/2004/05/14/20040514BIT20640/wkr0003.doc